Exhibit 99.1

Third Quarter 2020 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2020 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2020 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2020, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Third Quarter 2020 Report on the Investor Relations page of www.scotiabank.com.

Third Quarter Highlights on a Reported basis (versus Q3, 2019)

•	Net income of $1,304 million, compared to $1,984 million
•	Earnings per share (diluted) of $1.04, compared to $1.50
•	Return on equity of 8.3%, compared to 11.5%

Third Quarter Highlights on an Adjusted basis(1) (versus Q3, 2019)

•	Net income of $1,308 million, compared to $2,455 million
•	Earnings per share (diluted) of $1.04, compared to $1.88
•	Return on equity of 8.3%, compared to 14.3%

“Scotiabank continues to focus on its customers while remaining operationally resilient during the COVID-19 pandemic. The Bank has strong capital and liquidity ratios and has reserved conservatively for estimated future loan losses. While our retail banking businesses in Canada and international markets were adversely impacted by the pandemic, the Bank’s performance was aided by strong results in Global Banking and Markets and Wealth Management. Focusing on our strategy and making prudent decisions that benefit all stakeholders - our shareholders, customers and employees - will result in a stronger Bank,” said Brian Porter, President and CEO of Scotiabank.

TORONTO, August 25, 2020 – Scotiabank reported third quarter net income of $1,304 million compared to $1,984 million in the same period last year. Diluted earnings per share (EPS) was $1.04, down 31% from $1.50 in the previous year. Return on equity was 8.3% compared to 11.5% in the previous year.

Adjusted net income(1) was $1,308 million, down 47% and EPS was $1.04, down 45% from the previous year. Return on equity was 8.3% compared to 14.3% a year ago. The results were significantly impacted by higher loan loss provisions of $2,181 million this quarter.

Canadian Banking reported adjusted earnings of $433 million. The Bank provided customer assistance to over 360,000 customers in Canada, with most of these efforts deployed through Scotiabank’s retail and Tangerine’s digital channels. This quarter, Scotiabank received the top ranking in the J.D. Power 2020 Canada Online Banking Satisfaction Study for our online banking speed, security and information, as well as content experience.

International Banking’s earnings were impacted significantly this quarter as the later spread of COVID-19 reduced economic activity across our footprint in Latin America. In recognition of the Bank’s successful acquisition and integration of BBVA Chile, Scotiabank was awarded Chile’s Best Bank and Latin America’s Best Bank Transformation awards from Euromoney magazine this quarter.

Global Banking and Markets delivered a strong quarter with reported earnings of $600 million, up 60% over the same period last year. Earnings growth was driven by greater client activity and improved conditions in capital markets. Global Banking and Markets remains committed to supporting clients through these challenging times by providing continued financial support.

Global Wealth Management reported adjusted earnings of $332 million, an increase of 6% over the same period last year, driven by strong investment performance, improved market conditions, and increased customer trading volumes. Global Wealth continued to grow market share across the Bank’s footprint. This quarter, the segment’s diversified funds and portfolio solutions outperformed market benchmarks and industry peers.

The Bank reported a strong Common Equity Tier 1 capital ratio of 11.3% and a liquidity coverage ratio of 141%, that positions it well to continue to support its customers, maintain its dividend, and grow across the footprint.

(1)	Refer to Non-GAAP Measures section on page 2.

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Financial Results

Reported Results	For the three months ended			For the nine months ended
(Unaudited)($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$4,253	$4,417	$4,374	$13,062	$12,841
Non-interest income	3,481	3,539	3,285	10,769	10,225

Total revenue	7,734	7,956	7,659	23,831	23,066
Provision for credit losses	2,181	1,846	713	4,953	2,274
Non-interest expenses	4,018	4,363	4,209	12,799	12,426
Income tax expense	231	423	753	1,125	1,876

Net income	$1,304	$1,324	$1,984	$4,954	$6,490

Net income attributable to non-controlling interests in subsidiaries	(51)	15	120	3	301

Net income attributable to equity holders of the Bank	$1,355	$1,309	$1,864	$4,951	$6,189
Preferred shareholders and other equity instrument holders	23	66	25	114	118
Common shareholders	$1,332	$1,243	$1,839	$4,837	$6,071

Earnings per common share (in dollars)
Basic	$1.10	$1.03	$1.51	$3.99	$4.96
Diluted	$1.04	$1.00	$1.50	$3.88	$4.94

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section in the Third Quarter 2020 Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1) Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, Global Wealth Management and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The (gain)/loss on the divestitures is recorded in the Other segment, and relates to the following divestitures:

•	Operations in British Virgin Islands (closed Q3, 2020)

•	Operations in Belize (announced Q3, 2020)

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Insurance and pension operations in Dominican Republic (closed Q2, 2019)

2) Allowance for credit losses (ACL) – Additional Scenario – The Bank modified its ACL measurement methodology in Q1, 2020 by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit

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losses of $155 million which was recorded in Canadian Banking, Global Wealth Management, International Banking and Global Banking and Markets operating segments.

3) Derivative Valuation Adjustment – The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million in Q1, 2020. This charge was recorded in the Global Banking and Markets and Other operating segments.

4) Impairment charge on software asset – The Bank recorded an impairment loss in the Other operating segment of $44 million pre-tax in Q1, 2020, related to one software asset.

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Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Reported Results
Net interest income	$4,253	$4,417	$4,374	$13,062	$12,841
Non-interest income	3,481	3,539	3,285	10,769	10,225

Total Revenue	7,734	7,956	7,659	23,831	23,066
Provision for credit losses	2,181	1,846	713	4,953	2,274
Non-interest expenses	4,018	4,363	4,209	12,799	12,426

Income before taxes	1,535	1,747	2,737	6,079	8,366
Income tax expense	231	423	753	1,125	1,876

Net income	$1,304	$1,324	$1,984	$4,954	$6,490
Net income attributable to non-controlling interests in subsidiaries (NCI)	(51)	15	120	3	301

Net income attributable to equity holders	$1,355	$1,309	$1,864	$4,951	$6,189

Net income attributable to common shareholders	$1,332	$1,243	$1,839	$4,837	$6,071

Diluted earnings per share (in dollars)	$1.04	$1.00	$1.50	$3.88	$4.94

Adjustments
Acquisition-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$—	$—	$—	$151
Integration costs(2)	40	41	43	157	99
Amortization of Acquisition-related intangible assets, excluding software(2)	26	27	30	80	88

Acquisition-related costs	66	68	73	237	338
Allowance for credit losses - Additional scenario(1)	—	—	—	155	—
Derivatives valuation adjustment(3)	—	—	—	116	—
Net (gain)/loss on divestitures(4)	(44)	—	320	(306)	147
Impairment charge on software asset(2)	—	—	—	44	—

Adjustments (Pre-tax)	22	68	393	246	485
Income tax expense/(benefit)	(18)	(21)	78	(177)	34

Adjustments (After tax)	4	47	471	69	519
Adjustment attributable to NCI	(5)	(7)	(5)	(60)	(55)

Adjustments (After tax and NCI)	$(1)	$40	$466	$9	$464

Adjusted Results
Net interest income	$4,253	$4,417	$4,374	$13,062	$12,841
Non-interest income	3,436	3,539	3,591	10,572	10,358

Total revenue	7,689	7,956	7,965	23,634	23,199
Provision for credit losses	2,181	1,846	713	4,798	2,123
Non-interest expenses	3,951	4,295	4,122	12,511	12,225

Income before taxes	1,557	1,815	3,130	6,325	8,851
Income tax expense	249	444	675	1,302	1,842

Net income	$1,308	$1,371	$2,455	$5,023	$7,009
Net income attributable to NCI	(46)	22	125	63	356

Net income attributable to equity holders	$1,354	$1,349	$2,330	$4,960	$6,653

Net income attributable to common shareholders	$1,331	$1,283	$2,305	$4,846	$6,535

Adjusted diluted earnings per share (in dollars)	$1.04	$1.04	$1.88	$3.91	$5.32

Impact of adjustments on diluted earnings per share (in dollars)	$—	$0.04	$0.38	$0.03	$0.38

(1) Recorded	in provision for credit losses.
(2) Recorded	in non-interest expenses.
(3) Recorded	in non-interest income.
(4) (Gain)/loss	on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended July 31, 2020
Reported net income	$429	$(28)	$324	$600	$(21)	$1,304
Total adjustments (after tax)	4	32	11	—	(43)	4

Adjusted net income	$433	$4	$335	$600	$(64)	$1,308

Adjusted net income attributable to equity holders	$433	$53	$332	$600	$(64)	$1,354

	For the three months ended April 30, 2020
Reported net income	$477	$185	$304	$523	$(165)	$1,324
Total adjustments (after tax)	4	31	12	—	—	47

Adjusted net income	$481	$216	$316	$523	$(165)	$1,371

Adjusted net income attributable to equity holders	$481	$197	$314	$523	$(166)	$1,349

	For the three months ended July 31, 2019
Reported net income	$910	$844	$306	$374	$(450)	$1,984
Total adjustments (after tax)	4	39	10	—	418	471

Adjusted net income	$914	$883	$316	$374	$(32)	$2,455

Adjusted net income attributable to equity holders	$914	$761	$312	$374	$(31)	$2,330

	For the nine months ended July 31, 2020
Reported net income	$1,758	$739	$937	$1,495	$25	$4,954
Total adjustments (after tax)	64	180	35	79	(289)	69

Adjusted net income	$1,822	$919	$972	$1,574	$(264)	$5,023

Adjusted net income attributable to equity holders	$1,822	$865	$964	$1,574	$(265)	$4,960

	For the nine months ended July 31, 2019
Reported net income	$2,590	$2,373	$881	$1,129	$(483)	$6,490
Total adjustments (after tax)	12	196	34	—	277	519

Adjusted net income	$2,602	$2,569	$915	$1,129	$(206)	$7,009

Adjusted net income attributable to equity holders	$2,602	$2,228	$901	$1,129	$(207)	$6,653

(1)	Refer to Business Segment Review in the Third Quarter 2020 Report to Shareholders.

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Business Segment Review

Canadian Banking

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $429 million, compared to $910 million. Adjusted net income was $433 million, a decline of $481 million or 53%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and lower net interest income primarily driven by lower margins, partly offset by lower non-interest expenses.

Q3 2020 vs Q2 2020

Net income attributable to equity holders declined $48 million or 10%. The decline was due primarily to higher provision for credit losses on performing loans, lower net interest income, and lower non-interest income, partly offset by lower non-interest expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $1,758 million, a decline of $832 million or 32%. Adjusted net income was $1,822 million, a decline of $780 million or 30%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and higher non-interest expenses partly offset by higher net interest income.

International Banking

Financial Performance on a Reported Basis

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $26 million, a decrease of $701 million, or 96%. Adjusted net income attributable to equity holders was $53 million, a decrease of $708 million or 93%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

Q3 2020 vs Q2 2020

Net income attributable to equity holders decreased by $147 million or 85%. Adjusted net income attributable to equity holders decreased $144 million or 73%. The decline was due largely to higher provision for credit losses on performing loans and lower non-interest income partially offset by lower non-interest expenses and income taxes.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders decreased by $1,369 million or 66%. Adjusted net income attributable to equity holders decreased $1,363 million or 61%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to “non-GAAP” measures section in the Third Quarter 2020 Report to Shareholders). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $26 million, a decrease of $684 million, or 96%. Adjusted net income attributable to equity holders was $53 million, a decrease of $688 million or 93%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

Q3 2020 vs Q2 2020

Net income attributable to equity holders decreased by $143 million or 85%. Adjusted net income attributable to equity holders decreased $141 million or 73%. The decline was due largely to higher provision for credit losses on performing loans and lower non-interest income partially offset by lower non-interest expenses and income taxes.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders decreased by $1,319 million or 65%. Adjusted net income attributable to equity holders decreased $1,302 million or 60%. The remaining decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

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Global Wealth Management

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $321 million, an increase of $19 million or 6%. Adjusted net income increased to $332 million, up 6%. This growth is due primarily to higher net sales, trading volumes and market appreciation.

Q3 2020 vs Q2 2020

Net income attributable to equity holders increased $19 million or 6%. Adjusted net income increased by $18 million or 6% due to higher fee-based revenue from market appreciation, and lower non-interest expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $929 million, an increase of $62 million or 7%. Adjusted net income increased to $964 million, up 7%. The impact of divested operations reduced earnings growth by 2%. This remaining 9% growth is due primarily to higher fee income and lower non-interest expenses.

Global Banking and Markets

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $600 million, an increase of $226 million or 60%. Higher non-interest income, net-interest income, and the favourable impact of foreign currency translation was partly offset by higher provision for credit losses and higher non-interest expenses.

Q3 2020 vs Q2 2020

Net income attributable to equity holders increased by $77 million or 15%. This was due mainly to higher non-interest income and lower provision for credit losses, partly offset by lower net-interest income.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $1,495 million, an increase of $366 million or 32%. Adjusted net income attributable to equity holders was $1,574 million, an increase of $445 million or 39%. This was due to higher non-interest income, net interest income, and the favourable impact of foreign currency translation, partly offset by higher provision for credit losses and higher non-interest expenses.

Other

Q3 2020 vs Q3 2019

Net loss attributable to equity holders was $21 million, compared to a net loss of $449 million in the same period last year. Adjusted net loss attributable to equity holders was $64 million, a decline of $33 million. This was driven mainly by lower gains on sale of investment securities, as well as incremental operating costs related to COVID-19. This was partly offset by higher net interest income from asset/liability management activities.

Q3 2020 vs Q2 2020

Net loss attributable to equity holders was $21 million, an improvement of $145 million. Adjusted net loss attributable to equity holders was $64 million, compared to $166 million. The lower net loss was due primarily to provisions for metals investigations in the prior quarter, partly offset by lower net interest income and lower gains on sale of investment securities.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $52 million, compared to a net loss of $483 million. Adjusted net loss attributable to equity holders was $265 million, a decrease of $58 million, driven mainly by provisions for metals investigations and incremental operating costs related to COVID-19. The segment results benefitted from higher net interest income from asset/liability management activities, as well as gains on sale of investment securities.

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Credit risk

Provision for credit losses

Q3 2020 vs Q3 2019

The provision for credit losses was $2,181 million, compared to $713 million, an increase of $1,468 million or 206%. The provision for credit losses ratio increased 88 basis points to 136 basis points.

Provision on impaired loans was $928 million, compared to $776 million, an increase of $152 million or 20%, due primarily to higher provisions in commercial and corporate portfolios. The provision for credit losses ratio on impaired loans increased six basis points to 58 basis points.

Provision on performing financial instruments was $1,253 million, compared to a net reversal of $63 million, an increase of $1,316 million of which $1,000 million related to retail, mainly in International Banking. Commercial and corporate loan provisions increased $316 million across all business lines. The substantial increase year over year is due primarily to the COVID-19 pandemic impact on performing portfolios driven by the unfavourable macroeconomic outlook and its estimated future impact on credit migration.

Q3 2020 vs Q2 2020

The provision for credit losses was $2,181 million, compared to $1,846 million, an increase of $335 million. The provision for credit losses ratio increased 17 basis points to 136 basis points.

Provision on impaired loans was $928 million, an increase of $58 million or 7%, due primarily to higher provisions in commercial and corporate portfolios. Higher retail provisions in International were partially offset by lower provisions in Canada. The provision for credit losses ratio on impaired loans was 58 basis points, an increase of two basis points.

Provision on performing financial instruments was $1,253 million, compared to $976 million, an increase of $277 million, of which $238 million is related to retail, mainly in International Banking. Commercial and corporate performing loan provisions increased $39 million, primarily in Canadian Banking. The increase quarter over quarter is due primarily to the COVID-19 impact on estimated future credit migration.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The provision for credit losses was $4,953 million, compared to $2,274 million, an increase of $2,679 million or 118%. Adjusted provision for credit losses was $4,798 million, compared to $2,123 million, an increase of $2,675 million or 126%. The provision for credit losses ratio increased 54 basis points to 106 basis points and increased 55 basis points to 103 basis points on an adjusted basis.

The provision for credit losses on impaired loans was $2,633 million, an increase of $478 million. Adjusted provision for credit losses on impaired loans was $2,600 million, an increase of $445 million or 21% due primarily to higher commercial and corporate provisions. Retail provisions were higher in International Banking. The provision for credit losses ratio on impaired loans was 56 basis points, an increase of seven basis points. Adjusted provision for credit losses ratio on impaired loans increased by seven basis points to 56 basis points.

Provision on performing loans was $2,320 million, compared to $119 million. Adjusted provision for performing loans was $2,198 million, compared to a net reversal of $32 million, an increase of $2,230 million, of which $1,660 million related to retail, mainly in International Banking. Commercial and corporate performing loan provisions increased by $570 million, across all business lines. The substantial increase was due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2020 was $7,403 million. The allowance for credit losses for loans was $7,221 million, up $1,216 million from the prior quarter and $2,144 million from October 31, 2019. The increase was due primarily to higher retail and commercial loan provisions driven by the unfavourable macroeconomic outlook related mainly to higher unemployment, lower GDP and unfavourable market conditions as a result of COVID-19, and their estimated future impact on credit migration. Q1 2020 also included the impact of $155 million from the addition of the alternate scenario.

The allowance on impaired loans increased to $1,776 million from $1,643 million last quarter and $1,595 million as at October 31, 2019 due primarily to higher provisions in International Retail. The allowance against performing loans was higher at $5,445 million compared to $4,362 million as at April 30, 2020 and $3,482 million as at October 31, 2019. The increase was due primarily to higher retail and commercial loan provisions driven by the unfavourable macroeconomic outlook related mainly to higher unemployment, lower GDP, unfavourable market conditions as a result of COVID-19, and their estimated future impact on credit migration.

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Impaired loans

Gross impaired loans increased to $5,148 million as at July 31, 2020, from $5,120 million last quarter, due primarily to new formations in the International commercial portfolio. The gross impaired loan ratio was 81 basis points as at July 31, 2020, an increase of three basis point from last quarter.

Net impaired loans in Canadian Banking were $741 million as at July 31, 2020, a decrease of $73 million from April 30, 2020, mainly due to lower new formations in in Retail Banking partially offset by higher retail provisions. International Banking’s net impaired loans were $2,448 million as at July 31, 2020, an increase of $42 million from April 30, 2020, mainly due to new formations in Commercial Banking partially offset by higher retail provisions. In Global Banking and Markets, net impaired loans were $153 million as at July 31, 2020, a decrease of $77 million from April 30, 2020, due largely to resolutions and write-offs net of recoveries during the quarter. In Global Wealth Management, net impaired loans were $19 million as at July 31, 2020, a decrease of $4 million from April 30, 2020. Net impaired loans as a percentage of loans and acceptances were 0.53% as at July 31, 2020, unchanged from last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 11.3% at July 31, 2020, an increase of approximately 40 basis points from the prior quarter, due primarily to lower risk-weighted assets and internal capital generation, partly offset by the impact from employee pension and post-retirement benefits. The reduction in risk-weighted assets was driven by repayments on corporate and commercial credit facilities, lower counterparty credit risk and credit valuation adjustment. The CET1 ratio also benefited during the quarter by approximately 17 basis points from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their pre-crisis baseline levels as at January 31, 2020.

The Bank’s Tier 1 and Total capital ratios increased by approximately 90 basis points from the prior quarter to 12.8% and 14.9%, respectively, due primarily to the above noted impacts to the CET1 ratio and the issuance of additional Tier 1 capital securities for US$1.25 billion.

The Bank’s Leverage ratio was 4.6% at July 31, 2020, an increase of approximately 20 basis points from the prior quarter, due primarily to the issuance of US$1.25 billion of additional Tier 1 capital securities and from lower leverage exposures, including repayments on credit facilities.

As at July 31, 2020, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

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Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

10    Scotiabank Third Quarter Press Release 2020

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 25, 2020, at 8:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7923431# (please call shortly before 8:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 25, 2020, to September 24, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 5882858#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario,

Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Third Quarter Press Release 2020    11

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION

Phil Smith	Clancy Zeifman
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 863-2866	(416) 933-1864

12    Scotiabank Third Quarter Press Release 2020